Filed by Accretion Acquisition Corp.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Accretion Acquisition Corp.

(Commission File No.: 001-40940)

The following press release was issued by Accretion Acquisition Corp. on October 5, 2023.

New Era Helium and Accretion Acquisition Corp. Announce Letter of Intent for Proposed Business Combination

MIDLAND, Texas, and DENVER, Colorado, October 5, 2023 (GLOBE NEWSWIRE) – New Era Helium Corp. (“NEH”) and Accretion Acquisition Corp. (“Accretion”) (Nasdaq: ENER, ENERR, ENERU, and ENERW) are pleased to announce they have entered into a non-binding Letter of Intent (the “Letter of Intent”) for a proposed business combination (the “Business Combination”). Accretion is a special purpose acquisition company formed for the purpose of consummating a business combination with one or more businesses, and its securities are currently listed for trading on The Nasdaq Stock Market LLC (“NASDAQ”). NEH is expected to hold a majority interest in the equity, on a fully diluted basis, of the combined company at the closing of the Business Combination. NEH and Accretion expect to announce additional details regarding the proposed Business Combination if a definitive business combination agreement is executed.

E. Will Gray II, Chairman and Chief Executive Officer of NEH, said, “New Era Helium was specifically formed as a scalable platform for the production of helium. The recent announcement of our off-take agreements for our produced Helium was a first step, in our longer-term strategy. This transaction creates an aggregation model for upstream helium and positions the company as one of the first to list on a major exchange. We have trademarked the term “Responsibly Sourced HeliumTM”, while management and the Board will look to further expand our business while focusing on our ESG credentials. The combination of our business with Accretion Acquisition Corp. will support this expansion as both management teams have extensive experience within the energy transition space. We have engaged ROTH Capital Partners as our financial advisor to help us execute on this strategy.”

Brad Morse, Chairman and Chief Executive Officer of Accretion, said, “We are excited about the transaction with New Era and look forward to supporting the evolution of its business, which is underpinned by growing demand for helium resulting predominantly from increasing consumption relating to the semiconductor and aerospace sectors.”

Under the terms of the Letter of Intent, the current management team of NEH is expected to be the management team of the combined company following the Business Combination. The Board of Directors of the combined company will consist of those members mutually agreed upon by the parties, subject to the terms of the definitive business combination agreement.

The Parties intend to transition directly to the negotiation of the definitive business combination agreement and other related agreements (the “Definitive Documents”) to effectuate the Business Combination, with the execution of the Definitive Documents expected to occur in the fourth quarter of 2023.

The completion of the Business Combination is subject to, among other matters, the completion of due diligence, the negotiation of the Definitive Documents, satisfaction of the conditions negotiated therein and approval of the transaction by the Board of Directors and shareholders of Accretion. There is no guarantee that the Business Combination will be consummated under the terms of the Letter of Intent, or at all.

About New Era Helium Corporation

NEH is an exploration and production company that sources helium produced in association with the production of natural gas reserves in North America. The company currently owns and operates over 137,000 acres in Southeast New Mexico and has over 2.5 billion cubic feet of proved, probable, and possible helium reserves. More information can be found at www.newerahelium.com.

About Accretion Acquisition Corp.

Accretion is a special purpose acquisition company formed for the purpose of consummating a business combination with one or more businesses, and its securities are currently listed for trading on The Nasdaq Stock Market LLC (“NASDAQ”), under the ticker symbols ticker symbols ENER, ENERR, ENERU, and ENERW. While Accretion’s efforts to locate target businesses are not limited to a particular industry or geographic region, its efforts tend to focus on target businesses involved in the energy value chain. More information can be found at www.accretionacquisition.com.

Additional Information and Where to Find It

If a legally binding definitive agreement with respect to the proposed business combination is executed, Accretion intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to Accretion’s stockholders as of a record date to be established for voting on the proposed Business Combination. Accretion may also file other relevant documents regarding the proposed Business Combination with the SEC. Stockholders will also be able to obtain copies of the registration statement and the preliminary and definitive Proxy Statement/Prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by Accretion, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Accretion Acquisition Corp., 240 Saint Paul, Suite 502, Denver, Colorado 80206.

This communication shall not be deemed to be offering or solicitation material in respect of the proposed Business Combination, which will be submitted to the stockholders of Accretion for their consideration. Accretion urges investors, stockholders and other interested persons to carefully read, when available, the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed or that will be filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the proposed business combination, because these documents will contain important information about Accretion, NEH, and the proposed Business Combination.

Certain Information Concerning Participants

NEH, Accretion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Business Combinations. Information about the directors and executive officers of Accretion is set forth in Accretion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 4, 2023. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Accretion using the contact information indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements.

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to (1) expectations related to the terms and timing of the proposed Business Combination and the execution of the Definitive Documents and other agreements related thereto; (2) references with respect to the anticipated benefits of the proposed Business Combination and the future business of the combined company; and (3) the expectation that demand for helium will continue to grow as a result of increasing consumption related to the semiconductor and aerospace sectors. These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of NEH’s and Accretion’s management. These forward-looking statements must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NEH and Accretion. These forward-looking statements are subject to a number of risks and uncertainties, that could cause actual results to differ materially from expected results. Most of these factors are outside the control of NEH and Accretion and are difficult to predict.

All forward-looking statements are based on assumptions that Accretion or NEH believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Accretion and NEH undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

E. Will Gray II, CEO of NEH	Investor Relations - US
Will@NewEraHelium.com	Jonathan Paterson
JonathanPaterson@harbor-access.com
Tel: +1 (475) 477-9401

Brad Morse, CEO of Accretion

brad@fulcrumef.com